EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,		Three months ended March 31,
	2001	2002	2002	2003
	(in thousands, except ratios)
Earnings is comprised of:
Pretax loss from continuing operations, before adjustment for minority interests in consolidated subsidiaries	$(16,258)	$(28,590)	$(12,687)	$(4,323)
Fixed charges	2,276	2,050	517	434
Minority interests in pretax loss from continuing operations of consolidated subsidiaries that have not incurred fixed charges	—	—	—	49

	$(13,982)	$(26,540)	$(12,170)	$(3,840)

Fixed charges are comprised of:
Interest expensed	$81	$11	$7	$—
Estimated interest within rental expense(1)	2,195	2,039	510	434

	2,276	2,050	517	434

Ratio of earnings to fixed charges	(6.1):1.0	(12.9):1.0	(23.5):1.0	(8.8):1.0

(1)	Estimated to be two-thirds of rental expense, excluding amounts accrued for rent included in restructuring charges.